SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number: 000-21742

                        Acergy S.A.
(Translation of registrant’s name into English)

200 Hammersmith Road
London, W6 7DL
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Attached herewith as Exhibit 99.1 is a press release, dated November 18, 2010, whereby Acergy S.A. (the “Company”) announced that an Extraordinary General Meeting of Shareholders (the “Meeting”) will be held on Monday December 20, 2010 at 12:00 p.m. local time at the offices of SGG S.A., 412F, route d’Esch, L-2086 Luxembourg.

The sole purpose of the Meeting is to appoint Mr. Bob Long as the ninth Director of the Board of Subsea 7 S.A..  Mr. Long, formerly Chief Executive Officer and Director of Transocean Ltd., has extensive knowledge and experience of the offshore oil services industry, including involvement in four major mergers which made Transocean the leader in the offshore drilling industry. His appointment as an independent Non-executive Director is proposed and endorsed jointly by the Chairmen of the Company and Subsea 7 Inc.

At the Meeting there is no requirement for quorum and Mr. Long’s appointment will require a simple majority of the votes cast to be approved.

All shareholders of record as of November 23, 2010 will be entitled to vote at the Meeting. The Notice of Meeting will be distributed to eligible shareholders no later than November 29, 2010.  The deadline for submission of votes for holders of American Depositary Shares is Thursday December 9, 2010 and for holders of Common Shares is Monday December 13, 2010.

Certain statements set forth above and contained in the press release furnished pursuant to this Form 6-K may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These forward-looking statements include, but are not limited to statements as to the calling of an extraordinary general meeting of shareholders, the date and purpose of this meeting, the date for shareholders to be on the record in order to be entitled to vote, the date of distribution of the notice of meeting to eligible shareholders on said record date and the deadline for submission of votes.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Acergy S.A. and Subsea 7 Inc. and our ability to achieve benefits therefrom; unanticipated delays, costs and difficulties related to the combination transaction, including satisfaction of closing conditions; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.

This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of Subsea 7 Inc. or Acergy S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACERGY S.A.

Date: November 18, 2010	By:	/s/ Simon Crowe
Name: Simon Crowe
Title: Chief Financial Officer